February 25, 2009

Ms. Amy Nguyen Parker
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NW
Washington, D.C.  20549-7010

RE:	SEC Comment Letter dated January 23, 2009
ERHC Energy, Inc.
Annual Report on Form 10-K for Fiscal Year Ended September 30, 2007
Filed December 14, 2007
Annual Report on Form 10-K for Fiscal Year Ended September 30, 2008
Filed December 15, 2008
Supplemental Response Submitted January 2, 2009
File Number 0-17325

Dear Ms. Parker:

In connection with your review of ERHC Energy, Inc.’s (the “Company”) Form 10-K, we respectfully request an extension to March 3, 2009 to complete our response. We apologize for the delay in our response.

Sincerely,

/s/ Sylvan Odobulu

Sylvan Odobulu
Controller

5444 Westheimer, Suite 1440		Houston, Tx 77056
Tel: 713-626-4700	www.erhc.com	Fax: 713-626-4700